

December 7, 2009

Mr. William R. Lieberman
President, Director and Principal Executive Officer
Trilliant Exploration Corporation
545 Eighth Avenue, Suite 401
New York, NY 10018

     Re: **Trilliant Exploration Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed April 15, 2009
              Form 10-Q for the Fiscal Quarter Ended September 30, 2009
              Filed November 17, 2009
              File No. 333-138332

Dear Mr. Lieberman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Exiting Development and Pre-exploration Stage Company. Page F-6

1.   We note you have not disclosed reserves associated with your acquisition of Muluncay Gold Corp. Please refer to the definitions found in SEC Industry

Guide 7, and explain why you believe you have exited the development and pre-exploration stage.

Note 10 – Business Combinations, page F-17

2.   We note your disclosure that indicates ASC Topic 805 requires proven mineral rights to be capitalized and recorded separately from goodwill and that Management is unable to determine mineral rights for lack of a comprehensive feasibility study. Please refer to ASC 805-20-55-37 for a definition of mineral rights and ASC 930 for guidance on accounting for mining assets in business combinations, and explain why you believe your accounting for these properties is appropriate.

3.   We further note in your accounting polices, that you expense mineral property acquisition costs as incurred. Referring to ASC 805-20-55-37, please explain why you believe this is appropriate.

4.   Please refer to ASC 805-10-50-1 and provide the required disclosures related to your acquisition of Muluncay Gold Corp. In addition, please tell us if you considered the contingent consideration in your purchase price determination. Please refer to ASC 805-30-35-1.

5.   Please tell us if you have paid the $1.8 million of initial consideration you describe in your disclosure and tell us how you have characterized the payment in your Statement of Cash Flows. We note your disclosure in your Form 10-K that indicates the entire amount was payable within 180 days of the closing of the transaction. If the amount has not been paid, please describe for us and disclose any implications of not paying such amounts in the time period specified in the Share Transfer Agreement.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief